UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 21, 2016 (July 20, 2016)

YADKIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

North Carolina
(State or other jurisdiction of incorporation)

000-52099	20-4495993
(Commission File Number)	(IRS Employer Identification No.)

3600 Glenwood Ave., Suite 300 Raleigh, North Carolina	27612
(Address of Principal Executive Offices)	(Zip Code)

(919) 659-9000
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On July 20, 2016, F.N.B. Corporation (“F.N.B.”), the parent company of First National Bank of Pennsylvania, and Yadkin Financial Corporation (“Yadkin”), the parent company of Yadkin Bank, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Yadkin will merge with and into F.N.B. As a result of the merger, the separate corporate existence of Yadkin will cease and F.N.B. will continue as the surviving corporation (the “Merger”). The Merger is expected to be completed in the first quarter of 2017, subject to approvals by Yadkin shareholders and F.N.B. shareholders, respectively, receipt of required regulatory and other approvals and satisfaction of customary closing conditions. Immediately after the Merger is completed, Yadkin Bank, a North Carolina-chartered bank, will merge with and into First National Bank of Pennsylvania, a national association, with First National Bank of Pennsylvania being the surviving entity.

Subject to the terms and conditions of the Merger Agreement and in connection with the Merger, holders of Yadkin voting common stock, par value $1.00 per share (“Yadkin Voting Common Stock”), will have the right to receive shares of F.N.B. common stock at a fixed exchange ratio of 2.16 shares of F.N.B. common stock for each share of Yadkin Voting Common Stock (the “Exchange Ratio”), and cash in lieu of any fractional shares (the “Merger Consideration”). Holders of Yadkin non-voting common stock, par value $1.00 per share (“Yadkin Non-Voting Common Stock”), will have the right to receive, at their election, either (a) the same Merger Consideration as the holders of the Yadkin Voting Common Stock (i.e., 2.16 shares of F.N.B. common stock for each share of Yadkin Non-Voting Common Stock, and cash in lieu of any fractional shares); or (b) an amount in cash, rounded up to the nearest $0.01, equal to the average closing price of F.N.B. common stock as reported by the New York Stock Exchange over the 20 consecutive trading days ending on and including the fifth trading day prior to the closing date of the Merger, multiplied by the Exchange Ratio. Any shares of Yadkin Voting Common Stock or Yadkin Non-Voting Common Stock that are held by Yadkin and its subsidiaries (other than in a fiduciary, custodial, agency or similar capacity) will be cancelled without receipt of any stock or cash consideration. The Merger is expected to qualify as a tax-free exchange for Yadkin shareholders.

Additionally, each outstanding Yadkin stock option will be assumed and converted into an option to purchase a number of shares of F.N.B. common stock (rounded down to the nearest whole share) equal to the product obtained by multiplying the number of shares of Yadkin Voting Common Stock subject to the option and the Exchange Ratio, at an exercise price (rounded up to the nearest whole cent) obtained by dividing the per share exercise price under the option by the Exchange Ratio. The Yadkin stock options otherwise will continue to be subject to the same terms and conditions which applied immediately before the completion of the Merger. Upon completion of the Merger, each outstanding Yadkin restricted stock award will become fully-vested and will be converted into the right to receive, without interest, the Merger Consideration.

The Merger Agreement also provides that effective upon the completion of the Merger, the size of F.N.B.’s Board of Directors will be increased by one member, and one current member of Yadkin’s Board of Directors, who has been designated by F.N.B. in consultation with Yadkin (the “Yadkin Designee”), will be appointed to the F.N.B. Board of Directors. Pursuant to the Merger Agreement, the Yadkin Designee will serve until the 2017 annual meeting of F.N.B. shareholders and will be nominated for re-election at the 2017 annual meeting. F.N.B. also agreed to establish a North Carolina Community Advisory Board following the completion of the Merger, and to invite six members of Yadkin’s Board of Directors, who will be selected jointly by F.N.B. and Yadkin, to serve on the advisory board for a minimum term of one year.

The Merger Agreement contains various customary representations, warranties and covenants by Yadkin and F.N.B., including among others, covenants relating to the conduct of their respective businesses during the interim period between the execution of the Merger Agreement and the effective time of the Merger. Each party also agreed to convene and hold a meeting of its shareholders at which, in Yadkin’s case, the shareholders will consider and vote upon a proposal to approve the Merger, and, in F.N.B.’s case, the shareholders will consider and vote upon a proposal to approve the issuance of F.N.B. common stock pursuant to the Merger Agreement, as required by the rules of the New York Stock Exchange. Additionally, Yadkin agreed that it will not solicit or encourage proposals for an alternative business combination transaction or, subject to certain exceptions, enter into discussions or furnish information in connection with any proposals for alternative business combination transactions.

The Merger will not be completed unless a number of customary closing conditions are met, including, among others: approval of the Merger by Yadkin shareholders; approval of the issuance of F.N.B. common stock pursuant to the Merger Agreement by F.N.B. shareholders; the effectiveness of the Form S-4 registration statement to be filed by F.N.B. with the Securities and Exchange Commission (the “SEC”) for the F.N.B. common stock to be issued in the Merger; authorization for listing on the New York Stock Exchange of the F.N.B. common stock to be issued in the Merger; receipt of required regulatory and other approvals, including the approvals of the Board of Governors of the Federal Reserve System, the North Carolina Commissioner of Banks and the Officer of the Comptroller of the Currency, and the expiration of all applicable statutory waiting periods; the accuracy of the representations and warranties of each party specified in the Merger Agreement; each party’s receipt of an opinion from its tax counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended; and the absence of any injunctions, court orders or other legal restraints preventing the completion of the Merger.

The Merger Agreement provides for termination rights which may be exercised by Yadkin or F.N.B. upon the occurrence of certain events, such as the following: a required regulatory approval is denied by final, non-appealable action of a governmental entity; the parties fail to complete the Merger by May 31, 2017; the other party has breached a representation, warranty or covenant which would prevent a closing condition from being satisfied and the breach is not or cannot be cured within 30 days; the Yadkin shareholders have failed to approve the Merger; the F.N.B. shareholders have failed to approve the issuance of F.N.B. common stock pursuant to the Merger Agreement; or if, during a specified period prior to the closing of the Merger, the average closing price of F.N.B. common stock is less than 80% of its average closing price over the 10 trading days immediately prior to the execution of the Merger Agreement, and F.N.B. common stock underperforms a specified peer group index by more than 20%. In addition, Yadkin may terminate the Merger Agreement to enter into an alternative business combination transaction pursuant to a “superior proposal,” as defined by the Merger Agreement. If the Merger Agreement is terminated under certain circumstances, Yadkin has agreed to pay F.N.B. a termination fee of $45.0 million.

In connection with the Merger Agreement, certain shareholders of Yadkin, including each director and executive officer of Yadkin, entered into a voting agreement with F.N.B. in which he or she has agreed, among other things, to vote the shares of Yadkin Voting Common Stock owned beneficially or of record by such shareholder in favor of the Merger Agreement and the Merger at the special meeting of Yadkin’s shareholders at which these matters are to be considered.

The foregoing summary of the Merger Agreement and the voting agreements does not purport to be complete and is qualified in its entirety by reference to the complete text of those agreements. As such, the Merger Agreement, which is attached hereto as Exhibit 2.1, is incorporated herein by reference; and the forms of voting agreements, which are exhibits to the Merger Agreement, are also incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, the representations and warranties in the Merger Agreement (i) will not survive consummation of the Merger, unless otherwise specified therein, and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding F.N.B., Yadkin, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding F.N.B. or Yadkin, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 filed by F.N.B. with the SEC that will include a joint proxy statement of F.N.B. and Yadkin and a prospectus of F.N.B., as well as in the Forms 10-K, Forms 10-Q and other filings that each of F.N.B. and Yadkin make with the SEC.

Cautionary Statement Regarding Forward-Looking Information

This Current Report on Form 8-K contains certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contain, but are not limited to, Yadkin’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe”, “plan”, “expect”, “anticipate”, “intend”, “outlook”, “estimate”, “forecast”, “will”, “should”, “project”, “goal”, and other similar words and expressions. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to certain risks and uncertainties. In addition to factors previously disclosed in F.N.B.’s and Yadkin’s reports filed with the SEC and those identified elsewhere in this report, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: failure to obtain all regulatory approvals and meet other closing conditions to the Merger, including approval by the shareholders of F.N.B. and Yadkin, respectively, on the expected terms and time schedule; delay in closing the Merger; potential risks and challenges attendant to the successful conversions of core data systems; difficulties and delays in integrating the F.N.B. and Yadkin businesses or fully realizing cost savings and other benefits; business disruption following the Merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of F.N.B. products and services; potential difficulties encountered in expanding into a new and remote geographic market; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System and legislative and regulatory actions and reforms. F.N.B. and Yadkin do not undertake any obligation to revise these forward-looking statements or to reflect events or circumstances after the date of this report.

Additional Information About the Merger and Where to Find It

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, F.N.B. Corporation will file with the SEC a Registration Statement on Form S-4 that includes a Joint Proxy Statement of F.N.B. and Yadkin and a Prospectus of F.N.B., as well as other relevant documents concerning the proposed transaction.

SHAREHOLDERS OF F.N.B. CORPORATION AND YADKIN FINANCIAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

The Joint Proxy Statement/Prospectus and other relevant materials (when they become available), and any other documents F.N.B. and Yadkin have filed with the SEC, may be obtained free of charge at the SEC’s internet site, http://www.sec.gov. Copies of the documents F.N.B. has filed with the SEC may be obtained, free of charge, by contacting James G. Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317; and copies of the documents Yadkin has filed with the SEC may be obtained free of charge at Yadkin’s website at www.yadkinbank.com.

F.N.B. and Yadkin and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Yadkin in connection with the Merger. Information concerning such participants’ ownership of Yadkin common stock will be set forth in the Joint Proxy Statement/Prospectus regarding the Merger when it becomes available.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

2.1	Agreement and Plan of Merger between F.N.B. Corporation and Yadkin Financial Corporation, dated as of July 20, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

YADKIN FINANCIAL CORPORATION

By:	/s/ Terry S. Earley
Terry S. Earley
Executive Vice President and Chief Financial Officer

Date: July 21, 2016

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger between F.N.B. Corporation and Yadkin Financial Corporation, dated as of July 20, 2016